Filed Pursuant to Rule 424(b)(3)
Registration No. 333-271546
PROSPECTUS SUPPLEMENT NO. 1
TO PROSPECTUS DATED MAY 11, 2023
This Prospectus Supplement No. 1 supplements and amends the prospectus dated May 11, 2023 (the “Prospectus”), covering the offering, issuance and sale of up to a maximum aggregate offering amount of $200,000,000 (the “Maximum Offering Amount”) of our Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”), that may be issued and sold under a sales agreement with SVB Securities LLC (the “ATM Facility”).
Effective as of June 27, 2023, we have reduced the Maximum Offering Amount to $0 and no longer intend to sell our Class A Ordinary Shares under the Prospectus unless we file a further prospectus supplement indicating an amount of shares proposed to be sold. As of the date of this prospectus supplement, 544,894 Class A Ordinary Shares have been sold under the ATM Facility, for aggregate gross proceeds of approximately $15.2 million, before deducting sales agent’s commissions.
You should read this prospectus supplement, together with additional information described under the headings “Incorporation of Certain Information by Reference” and “Where You Can Find More Information” in the Prospectus carefully before you invest in our securities.
Investing in our securities involves a high degree of risk. Before making any investment in our securities, you should consider carefully the risks and uncertainties described in the section entitled “Risk Factors” beginning on page S-5 of the Prospectus.
The date of this prospectus supplement is June 27, 2023.